June 30, 2005



Via US Mail and Facsimile

Mr. Richard A. Musal
Chief Financial Officer
206 May Street
Radcliffe, Iowa 50230

Re:	Mirenco, Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	Form 10-QSB for the quarter ended March 31, 2005
	Commission file # 000-32819:


Dear Mr. Musal:

	We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.


							Sincerely,



							Linda Cvrkel
Branch Chief